UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________________________________
FORM 11-K
________________________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                    to                    .
Commission file number 1-9810.

________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Owens & Minor 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Owens & Minor, Inc.
9120 Lockwood Blvd.
Mechanicsville, Virginia 23116
________________________________________________

OWENS & MINOR
401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee
Owens & Minor, Inc.:

We have audited the accompanying statements of assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP
Richmond, Virginia
June 29, 2015

Owens & Minor
401(k) SAVINGS AND RETIREMENT PLAN
Statements of Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013

Investments at fair value:
Mutual funds	$224,293,471	$212,065,281
Common collective trust fund	31,441,744	32,849,135
Common stock	13,178,152	14,151,703
Total investments	268,913,367	259,066,119

Receivables:
Notes receivable from participants	9,517,573	9,187,747
Participant contributions	231,102	692,807
Employer contributions	3,096,260	3,004,328
Other	25,829	—
Total receivables	12,870,764	12,884,882
Total assets available for benefits at fair value	281,784,131	271,951,001
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(434,107)	(261,066)
Assets available for benefits	$281,350,024	$271,689,935

See accompanying notes to financial statements.

Owens & Minor
401(k) SAVINGS AND RETIREMENT PLAN
Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013

Additions (reductions) to assets attributed to:
Investment income:
Net appreciation (depreciation) in value of investments	$(3,862,232)	$34,233,632
Interest	382,762	348,478
Dividends	17,961,411	8,580,333
	14,481,941	43,162,443
Contributions:
Employer	10,790,460	10,296,853
Participant	15,745,581	15,651,176
	26,536,041	25,948,029
Total additions, net	41,017,982	69,110,472
Deductions from assets attributed to:
Benefits paid to participants	31,270,819	21,703,137
Administrative expenses	87,074	97,426
Total deductions	31,357,893	21,800,563
Net increase	9,660,089	47,309,909
Assets available for benefits:
Beginning of year	271,689,935	224,380,026
End of year	$281,350,024	$271,689,935

See accompanying notes to financial statements.

Owens & Minor
401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Note 1— Description of the Plan
The following brief description of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.
General. The Plan is a defined contribution plan that is available to substantially all full-time and part-time plus (over 24 hours per week) teammates of Owens & Minor, Inc. (the Employer) and certain of its subsidiaries, who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly-owned subsidiary of FMR, LLC, also known as Fidelity Investments (Fidelity).
Contributions. The Plan allows participants to contribute up to 50% of their eligible compensation (up to $17,500 for 2014 and 2013). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions (up to $5,500 for 2014 and 2013). The Employer makes matching contributions of 100% of the first 4% of compensation that a participant contributes to the Plan, subject to government imposed limits. Also under the Plan, the Employer contributes 1% of compensation (subject to certain limitations as defined in the Plan document) to each participant employed on the last day of the Plan year who has worked at least 1,000 hours during the year. The Employer may also make a profit sharing contribution to the Plan, at the discretion of the Employer’s Board of Directors. The Employer may increase or decrease its matching contributions at its discretion, on a prospective basis.
Participant Accounts. Each participant’s account is credited with the participant’s contribution, the Employer’s contributions, and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by $111,421 and $66,979 from forfeited nonvested accounts in 2014 and 2013, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options. Participants in the Plan have 26 options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following investments: Owens & Minor, Inc. common stock fund, 24 mutual funds, and a common collective trust fund. If no election is made by a participant, future contributions to the participants account are invested in a Fidelity Freedom Fund K with a target date based on the participant’s current age, assuming a retirement age of 65.
The investment options offered by the Plan provide for a range of investment objectives, including growth, income and capital stability. Investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee’s contributions.
Vesting and Withdrawals. Participants are immediately vested in their voluntary contributions and employer matching contributions plus actual earnings thereon. Unvested Employer 1% contributions and discretionary profit sharing contributions become fully vested after three years of credited service. The Plan allows certain terminated participants to become 100% vested in their accounts.
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code (IRC) Section 401(a)(9)(A). In the case of hardship, a participant may apply for a distribution as described in the Plan document.

Participant Loans. Participants may borrow from their vested interests in the Plan for a minimum of $1,000 and a maximum of 50% of their vested balance or $50,000, whichever is less. A loan’s term may not exceed five years, or fifteen years if the proceeds are used exclusively to purchase a principal residence. The interest rate charged is the U.S. Prime Rate plus 1%.
Interfund Transfers. Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.
Plan Termination. Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2—Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:
Basis of Presentation. The accompanying financial statements have been prepared on the accrual basis of accounting. Significant events occurring after December 31st and prior to the issuance of the financial statements are monitored to determine the impact, if any, of the events on the financial statements to be issued.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Recent Accounting Pronouncements. In 2014, the Financial Accounting Standards Board (FASB) issued various Accounting Standards Updates (ASU’s) which are not expected to have an impact on the Plan’s financial statements.
Investments. The Plan’s investments, including its investments in common collective trust funds holding fully benefit-responsive investment contracts, are stated at fair value. However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the statements of assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in assets available for benefits reflect changes in common collective trust funds as measured on a contract value basis.
Quoted market prices are used to value investments in mutual funds, which are publicly traded funds of registered investment companies, and common stock. The fair value of the common collective trust fund is valued at the Plan's proportional interest in the net asset value of the fund as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value of fully benefit-responsive contracts is equal to contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of common stock are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants. Notes receivable from participants are valued at unpaid principal plus accrued interest. No valuation allowance is maintained for uncollectible loans receivable since, if the participant were to default, the participant’s account would be reduced by the unpaid balance of the loan, and there would be no effect on the plan’s investment returns or any other participant’s account balance.
Administrative Expenses. Substantially all of the Plan’s administrative expenses are paid by the Plan. Any expenses paid through revenue sharing arrangements are included as a reduction to administrative expenses.

Note 3—Fair Value Measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. The assumptions used are in accordance with a three-tier hierarchy, defined by GAAP, that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

As of December 31, 2014, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Balanced funds	$103,947,975	$—	$—	$103,947,975
Growth funds	70,206,074	—	—	70,206,074
Fixed income funds	13,698,557	—	—	13,698,557
International funds	12,459,810	—	—	12,459,810
Value funds	13,910,017	—	—	13,910,017
Index funds	10,071,038	—	—	10,071,038
Total mutual funds	224,293,471	—	—	224,293,471
Common collective trust fund	—	31,441,744	—	31,441,744
Common stock	13,178,152	—	—	13,178,152
Total investments	$237,471,623	$31,441,744	$—	$268,913,367

As of December 31, 2013, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Balanced funds	$95,645,265	$—	$—	$95,645,265
Growth funds	71,408,349	—	—	71,408,349
Fixed income funds	13,102,221	—	—	13,102,221
International funds	11,948,343	—	—	11,948,343
Value funds	11,527,238	—	—	11,527,238
Index funds	8,433,865	—	—	8,433,865
Total mutual funds	212,065,281	—	—	212,065,281
Common collective trust fund	—	32,849,135	—	32,849,135
Common stock	14,151,703	—	—	14,151,703
Total investments	$226,216,984	$32,849,135	$—	$259,066,119

There were no transfers of Plan investments between Levels 1 and 2 during 2014 or 2013.

Note 4—Investments
The following presents investments that represent 5% or more of the Plan’s assets available for benefits as of December 31, 2014 and 2013:

	December 31,
Description	2014	2013
Mutual funds:
Fidelity Contrafund K	$58,617,327	$58,697,402
Fidelity Freedom K 2025	19,989,067	18,673,978
Fidelity Freedom K 2020	17,051,021	16,108,058
Fidelity Freedom K 2030	16,612,877	15,429,679
Common collective trust fund:
Wells Fargo Value Fund M	31,441,744	32,849,135
Common stock:
Owens & Minor, Inc.	N/A	14,151,703
During 2014 and 2013, the Plan’s investments (including investments bought, sold, as well as held during these years) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2014	2013
Mutual funds	$(3,598,848)	$30,761,521
Common stock	(570,785)	3,101,767
Common collective trust fund	307,401	370,344
Net appreciation (depreciation) in value of investments	$(3,862,232)	$34,233,632

Note 5—Investment in Common Collective Trust Fund
The Plan invests in common collective trust funds, which seek to provide stable income without principal volatility. As described in Note 2, the common collective trusts invest in fully benefit-responsive investments for which contract value is the relevant measurement attribute. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value without restrictions.
At December 31, 2014 and 2013, the Plan’s common collective trust fund consisted solely of the Wells Fargo Stable Return Fund M (WFSV-M). All of the assets of the WFSV-M fund were invested in the Wells Fargo Stable Return Fund G (WFSV-G), a collective trust fund which primarily invests directly in fully-benefit responsive investment contracts, including guaranteed investment contracts (GICs) and security-backed contracts (synthetic GICs) issued by insurance companies and financial institutions.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer and can be influenced by the current market value, contract value, yield to maturity, and duration of the underlying assets but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.
Certain events limit the ability of the WFSV-G to transact at contract value. Such events include the following: (1) changes to the participating plans’ competing investment options, (2) material amendments to the WFSV-G’s structure or administration, (3) complete or partial termination of the WFSV-G fund, (4) the failure of the WFSV-G fund to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, (5) the redemption of all or a portion of the interests held in the WFSV-G fund held by a participating plan sponsor, (6) any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, and (7) the delivery of any communication to plan participants designed to influence a participant not to invest. The Plan Administrator does not believe that the occurrence of any of these events which would limit the Plan’s ability to transact at contract value with participants is probable of occurring.
Synthetic GICs contain termination provisions allowing the WFSV-G or contract issuer to terminate with notice, at any time at fair value, and provides for automatic termination of the contract if the contract value or the underlying fair value of the portfolio equals zero. The contract issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Average yields for the common collective trust funds for 2014 and 2013 were as follows:

	Year Ended December 31,
	2014	2013
Based on actual earnings	1.40%	1.36%
Based on interest rate credited to participants	1.64%	1.52%

Note 6—Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and market risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 26 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Owens & Minor, Inc. common stock.

Note 7—Federal Income Taxes
In a determination letter dated October 8, 2009, the Internal Revenue Service (IRS) has ruled that the Plan and related trust are designed in accordance with Sections 401(a) and 401(k) of the IRC and are exempt from taxation under the provisions of Section 501(a).
Under present federal income tax laws and regulations, participants are not taxed on employer contributions allocated to their accounts, on investment earnings on such contributions, or on investment earnings on their own contributions at the time such contributions and investment earnings are received by the Trustee of the Plan, but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on dividend and interest income, any capital gains realized, or any unrealized appreciation in the value of investments.
GAAP requires plan management to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. The Employer believes that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan's financial statements. There are currently no audits for any tax periods in progress.

Note 8—Related Party Transactions
The Plan invests in Owens & Minor, Inc. common stock. At December 31, 2014 and 2013, the Plan held 375,292 and 387,041 shares of Owens & Minor, Inc. common stock, with fair values of $13,178,152 or $35.11 per share and $14,151,703 or $36.56 per share, respectively. During 2014 and 2013, the Plan purchased 56,826 and 52,267 shares and sold 68,574 and 54,803 shares, respectively.
Certain Plan investments are mutual funds managed by Fidelity. As defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $72,585 and $73,410 for the years ended December 31, 2014 and 2013, respectively.
Effective January 1, 2014, a Revenues Credit Account (described below) was established for the Plan. Certain revenue sharing payments received by Fidelity from the Plan’s investments are deposited into a suspense account in the Plan, which are used to pay on-going administrative expenses of the Plan in accordance with ERISA and guidance issued by the U.S. Department of Labor (“DOL Guidance”). The Plan received $94,005 in revenue sharing payments for the year ended December 31, 2014, which was used to offset administrative expenses incurred by the Plan.

Note 9—Reconciliation to Form 5500
Assets available for benefits in the Form 5500 for the Plan include a reduction in assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction in assets for deemed distributions as the participants to which the deemed distributions relate continue to retain their assets within the Plan.

The following reconciles assets available for benefits and net increase in assets available for benefits from the Form 5500 to the Plan’s financial statements:

	December 31,
	2014	2013
Assets available for benefits per Form 5500	$281,672,141	$271,858,383
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(434,107)	(261,066)
Cumulative deemed distributions	111,990	92,618
Assets available for benefits per statements of assets available for benefits	$281,350,024	$271,689,935

	Year Ended December 31,
	2014	2013
Net increase in assets available for benefits per Form 5500	$9,813,758	$46,625,968
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(173,041)	681,987
Change in the amount of deemed distributions	19,372	1,954
Net increase in assets available for benefits per statements of changes in assets available for benefits	$9,660,089	$47,309,909

Note 9—Subsequent Events

On October 1, 2014, Owens & Minor, Inc. acquired Medical Action Industries, Inc. Effective January 1, 2015, the Plan was amended to reflect the merger of Medical Action Industries, Inc. 401(k) Plan into the Plan and is otherwise subject to the terms and conditions set forth in the Plan. On January 1, 2015, The Medical Action Industries, Inc. Plan contributed $31,227,074 in assets to the Plan.

Owens & Minor
401(k) SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of issue, borrower, lessor, or similar party	Description of investment, including rate of interest, collateral, par, or maturity value (face amount, number of shares, or units)	Current Value
*Common stock – Owens & Minor, Inc.	375,292 shares of common stock	$13,178,152

Mutual funds:
*Fidelity	598,747 units of Contrafund K	58,617,327
*Fidelity	1,345,159 units of Freedom K 2025	19,989,067
*Fidelity	1,197,403 units of Freedom K 2020	17,051,021
*Fidelity	1,095,114 units of Freedom K 2030	16,612,877
Metropolitan West	1,332,544 units of Total Return Bond P	13,698,557
*Fidelity	831,639 units of Freedom K 2035	12,981,896
MFS	341,195 units of International Value R4	11,307,214
*Fidelity	717,888 units of Freedom K 2040	11,234,946
Morgan Stanley	263,393 units of Mid Cap Growth I	10,361,871
*Fidelity	137,637 units of Spartan 500 Index	10,028,226
*Fidelity	570,746 units of Freedom K 2015	7,762,147
*Fidelity	394,650 units of Freedom K 2045	6,338,081
T. Rowe Price	169,293 units of T. Rowe Price Equity Income	5,552,813
*Fidelity	340,423 units of Freedom K 2050	5,504,641
Victory	137,090 units of Small Company Opportunity I	5,410,956
*Fidelity	223,352 units of Freedom K 2010	2,948,252
John Hancock	147,533 units of Disciplined Value Mid Cap I	2,946,248
*Fidelity	166,903 units of Freedom K 2055	1,986,146
*Fidelity	107,876 units of Freedom K Income	1,277,254
Prudential	45,933 units of Small Company Z	1,226,876
Oppenheimer	32,875 units of Developing Markets Y	1,152,596
*Fidelity	20,173 units of Freedom K 2005	261,647
Vanguard	3,938 units of Total Bond Market Index ADM	42,812
*Fidelity	0 units of Freedom K 2060	—
Common collective trust fund:
Wells Fargo	643,445 units of Stable Value Fund M	31,441,744
*Notes receivable from participants	Notes receivable, interest rates ranging from 4.25% – 10.75% with maturities from 2014 to 2029	9,517,573
		$278,430,940

*	Party-in-interest
Note: All the Plan’s investment choices are participant directed; therefore, cost information has not been presented.
See accompanying report of independent registered public accounting firm.

Form 11-K
Exhibit Index

Exhibit	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens & Minor 401(k) Savings and Retirement Plan

June 29, 2015	/s/ Erika T. Davis
Erika T. Davis
Senior Vice President, Administration & Operations
Plan Administrator